ISSUER FREE WRITING PROSPECTUS FILED PURSUANT TO RULE 433 REGISTRATION NO. 333-141971 APRIL 9, 2007

GAMMON LAKE RESOURCES INC.
OFFERING OF COMMON SHARES
TERMS

ISSUER:	Gammon Lake Resources Inc. (the "Company").
ISSUE:	Offering of 10,000,000 Common Shares ("Shares").
ISSUE SIZE:	C$200,000,000
ISSUE PRICE:	C$20.00 per Share.
OVER-ALLOTMENT OPTION:
The Company has granted the underwriters an option, exercisable at the Issue Price for a period of 30 days following the closing of this offering, to purchase up to an additional 1,500,000 shares, representing 15% of the Issue Size, to cover over-allotments, if any.
USE OF PROCEEDS:	Net proceeds of the offering will be used for the repayment of indebtedness and for general corporate purposes.
LISTING:
An application will be made to list the Shares on the Toronto Stock Exchange (the "TSX") and on the American Stock Exchange (the "AMEX"). The shares currently trade on the TSX under the symbol "GAM" and on AMEX under the symbol "GRS".
FORM OF OFFERING:	Bought deal. Public offering in all provinces of Canada by way of short form prospectus and in the United States pursuant to registration under the Multi-Jurisdictional Disclosure System.
ELIGIBILITY:	Eligible for RRSPs, RRIFs, RESPs and DPSPs.
BOOKRUNNER:	BMO Capital Markets
CLOSING OF ISSUE:	April 24, 2007.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets collect at 1-212-702-1969.